

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 21, 2016

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re: Therapix Biosciences Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 7, 2016**
> **CIK No. 0001611746**

Dear Dr. Haber:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Actual or perceived conflicts of interest may exist with respect to intellectual property rights that we license from an entity controlled by our Chairman, page 23

1.   We note your response to comment 7. However, your revised disclosure addresses potential conflicts of interest if there are disputes with Dekel and does not acknowledge the conflicts that existed when you entered into the agreement with Dekel in June 2015. Please revise the discussion to acknowledge the conflict of interest and describe the potential consequences.

Capitalization, page 41

2.   Refer to the changes you made in response to previous comment 10 and address the
        following:
        •   Tell us why you continue to present current liabilities here when capitalization
            normally includes only long-term debt and other long-term obligations; and
        •   Revise to present NIS accumulated loss in parentheses.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 51

3.   Refer to your response to previous comment 21. Please provide disclosure that explains
        the types of expenses included in "license agreements" and indicate the aggregate amount
        of milestone payments you may be obligated to make under all the license agreements.

Business
Overview, page 52

4.   We note that your belief that sublingual and nasal administration of dronabinol is safe
        and effective appears to be based on preclinical studies and the fact that the use of
        dronabinol is FDA approved for other indications. Please note that safety and efficacy is
        solely an FDA determination. Please delete the statements related to your belief that the
        administration is safe and effective. Additionally, include a risk factor disclosing that the
        use of dronabinol has been associated with seizures, paranoia, rapid heart rate and
        unusual thoughts and behaviors.

Clinical Strategy and Preclinical Results, page 56

5.   We refer to your expanded discussion on the section 505(b)(2) regulatory pathway in
        response to our prior comment 12. As previously requested, please also identify and
        describe the studies and results you intend to rely on, including the identification of the
        parties that performed the studies.

Intellectual Property, page 58

6.   We note your disclosure on page 19 indicating that you have a license agreement with
        Yissum. Please update this discussion accordingly. Please also file the license
        agreement as an exhibit.

7.   We acknowledge your response to our prior comment 23. The identity to the party of a
        material agreement is not appropriate for confidential treatment. As previously
        requested, please identify the party to the agreement and the indication you plan to

address using this technology. In addition, if known, please disclose the timing of the PK/bioavailability study.

<u>Noted to Interim Consolidated Financial Statements</u>
<u>Note 3: Events During the Reporting Period, page F-65</u>

8.   Please revise subnote j. on page F-67 to clarify whether you have signed a license agreement with Yissum as you disclose in a risk factor on page 19 that you have exclusively licensed six patents from them. In addition, please disclose the aggregate amount of milestone payments you may be obligated to make under your arrangement with Yissum, and include this obligation in a footnote to your contractual obligations table on page 51 and the discussion of your licensed patents and patent applications on page 59.

You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP